Endava Announces the Acquisition of Comtrade Digital Services
London, UK, August 17, 2020 (NYSE “DAVA”) Endava plc (“Endava”) announced today the acquisition of the Comtrade Digital Services business (“CDS”). CDS was formerly a division of Comtrade Group B.V. (“Comtrade”). CDS, with its headquarters in Dublin, Ireland and delivery centres across the Adriatic, is a provider of strategic software engineering services and solutions and serves clients predominantly in the European Union but also elsewhere in Europe and in the United States.
EXPECTED BENEFITS OF THE TRANSACTION:
With this acquisition, Endava reinforces its presence in South Eastern Europe with more teams who reimagine the relationship between people and technology. CDS’s client base strengthens Endava’s industry verticals in payments and financial services, TMT and subsectors within “Other” including travel, logistics, energy, government and healthcare. EU clients accounted for approximately 85% of CDS’s revenue for the calendar year 2019 with the remainder coming from non-EU Europe and the US. The transaction is expected to be earnings enhancing in year one.
“I am very pleased to bring CDS into the Endava family. Their engineering skills, approach to digital transformation and innovative culture are well aligned with Endava’s. We will also have enhanced credentials, capabilities and breadth of next-gen technology skills to better serve our clients,” said John Cotterell, Endava’s CEO, adding “Together we will have a market leading presence in the Adriatic region, aligned with our strategy of being the “Employer of Choice” for the best engineers in each of Endava’s delivery locations.”
“CDS is a great team and we are sad to see them leave the Comtrade Group, but we can see that the cultural and business fit with Endava is strong and the future looks bright for the team and their clients,” said Comtrade’s Chairman, Veselin Jevrosimovic.
“We are delighted to be joining Endava. Endava has already established a leading reputation in our region and we are excited about the opportunities created for us and our clients by becoming part of the Endava story,” said Viktor Kovacevic, General Manager, CDS Accelerator.
ABOUT CDS:
CDS is an award-winning innovative company. CDS enables companies across different industries (Logistics, Travel, Healthcare, Financial Services, FinTech, government and Energy) to innovate faster and reinvent their business models digitally, by using agile development methodologies, innovative technology (such as Blockchain, Artificial Intelligence, IoT) and business acumen.
CDS works with respected brands, including Raiffeissen and Addiko Bank in Financial Services, Paysafe Group in Payments, ConsenSys in TMT, Datalex, Aer Lingus, ADBSafegate and HRS in Travel, Itron and STEM in Energy, the Financial Administration of the Republic of Slovenia in Government.
The company has a highly skilled workforce with approximately 460 technical staff and delivery centres located in Slovenia, Serbia and Bosnia.
KEY TRANSACTION TERMS:
Pursuant to the terms of a share purchase agreement between Endava (UK) Limited (a wholly owned subsidiary of Endava), Comtrade and Comtrade Solutions Management Holdinška Družba d.o.o. (“Comtrade Management”), dated August 17, 2020, Endava (UK) Limited acquired CDS by acquiring the total issued share capital of Comtrade

CDS, digitalne storitve, d.o.o., a company registered in Slovenia, (“CDS Slovenia”) and Comtrade Digital Services d.o.o., a company registered in Serbia, (“CDS Serbia”). CDS Slovenia and CDS Serbia together operate and own (either directly or through subsidiaries) all of the trade and assets which comprise CDS.
The total consideration is €60 million payable in cash and remains subject to post-completion adjustments calculated by reference to relevant completion accounts based on the cash, debt and working capital in CDS at completion. Endava is holding back 10% of the purchase price for 24 months from completion for the purpose of satisfying any warranty or indemnity claims. Pursuant to the terms of a transitional services agreement, Comtrade will continue to provide certain services to Endava in respect of CDS for a period of time following completion of the acquisition.
ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare.

Endava had 6,468 employees as of March 31, 2020 located in offices in North America and Western Europe, and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela and Colombia.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of the words “anticipate,” “expect,” "intend," “opportunities,” or "will," and other similar forward looking words or phrases and include, but are not limited to, the statements regarding the expected benefits to, and the anticipated impact on, our business resulting from of the acquisition of CDS. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources; Endava may be unable to effectively manage its rapid growth or achieve anticipated growth, which could place significant strain on its management personnel, systems and resources; Endava is dependent on its largest clients; Endava’s revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or the company’s failure to effectively penetrate new verticals could adversely affect its results of operations; Endava operates in a rapidly evolving industry, which makes it difficult to evaluate its future prospects and may increase the risk that it will not continue to be successful; If Endava does not continue to innovate and remain at the forefront of emerging technologies and related market trends, it may lose clients and not remain competitive; Endava’s revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 25, 2019 as well as the risk factors included in the Company’s Form 6-K filed with the SEC on March 31, 2020. In addition, the forward-looking statements included in this press release represent our views and expectations as of the date hereof and are based on information currently available to us. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.